SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 22, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on January 22, 2026.

Av. Eduardo Madero
1182 – C1106ACY
Ciudad Autónoma de
Buenos Aires República
Argentina
www.macro.com.ar

Autonomous City of Buenos Aires, January 22, 2026

To

Comisión Nacional De Valores

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Re.: Relevant Event

Dear Sirs:

We are pleased to inform you that on the date hereof Banco Macro S.A. (“Banco Macro”) has entered into a master agreement with Telecom Argentina S.A. (“Telecom”) and its direct and indirect controlled companies Micro Fintech Holding LLC (“Micro Fintech”) and Micro Sistemas S.A.U. (“Micro Sistemas”) aimed at enhancing the growth and expansion of the business of Micro Sistemas, a payment service provider operating under the brand “Personal Pay”.

This alliance will create a comprehensive and differentiated value proposition for customers operating on the “Personal Pay” platform, while expanding the range of financial products and services to more clients, backed by the industry-leading support of Banco Macro.

To this end, Banco Macro will contribute its expertise in financial products, while Micro Sistemas will provide its extensive base of active customers and recurring use cases with genuine transactionality, driving a more efficient and broader market with a customer-centric approach.

Under the terms of this agreement, Banco Macro is making a capital contribution, and therefore subscribing to shares representing 50% (fifty percent) of the capital stock and voting rights of Micro Sistemas for an amount in Pesos equivalent to US$ 75,000,000 (seventy-five million United States Dollars).

The transaction is subject to approval by the relevant Antitrust Authority, in accordance with applicable regulations.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 22, 2026

MACRO BANK INC.

By:	/s/ Juan M. Parma
Name: Juan M. Parma
Title: Chief Executive Officer